 Exhibit 99.6

SK Energy LLC	AMERICAN RESOURCES, INC.

Large Ring Energy, Inc. Shareholders Concerned with Conflicts of Interest and Potential Violations of Fiduciary Duties Call for all Shareholders to Withhold Votes on all Directors.

HOUSTON, TX, December 10, 2020 /PRNewswire/-- American Resources, Inc., and SK Energy LLC, the investment vehicle of Dr. Simon Kukes, one of the largest shareholders of Ring Energy, Inc. (NYSE: REI), announced today that they believe that the slate of Directors that are listed in the proxy mailed out by the company do not represent the best interests of all shareholders. As a result of this, they urge all shareholders to withhold votes on all Directors.

Frequently, when other publicly traded companies have put before their shareholders a slate of Board candidates riddled with potential conflicts of interest, the shareholders of many of these other companies have responded by withholding votes for some or all directors (for example, Disney Company at its 2004 annual meeting, Comverse Technology at its 2011 annual meeting, HomeStreet, Inc. at its 2018 annual meeting, and many others). When the voting results were publicly announced, the large number of withheld votes served to persuade the incumbent Board to add shareholder representatives to the Board. These shareholder representatives generally improved the overall quality of corporate governance and frequently resulted in higher shareholder returns. A similar analogy to Ring Energy, albeit much larger, is Occidental Petroleum (NYSE: OXY) whose stock is up approximately 60% since March 25, 2020 when four board members were replaced by representatives nominated and approved by a prominent activist investor in a settlement with management.

Notably, on August 10, 2020, Dr. Kukes delivered a letter to the Board of Ring Energy as a “nominating shareholder” pursuant to the company’s bylaws requesting the nomination of more than a dozen highly-qualified, independent individuals as candidates for the Board of Ring Energy. However, none of the proposed nominees are included on Ring Energy’s slate of Directors listed in its current proxy.

In the other publicly traded companies discussed above, the decision of shareholders to withhold votes often led to a very clear and dramatic improvement in the long term performance of the publicly traded stock. In such cases, shareholders benefitted from the decision of many shareholders to withhold votes.

Dr. Kukes believes that there are many potential conflicts of interest between the Directors listed in the proxy mailed out by the company and its shareholders. First, Dr. Kukes points out that some of these Directors worked with the CEO of Ring Energy earlier in their careers. Board members that have this sort of relationship with a CEO may be unable to conduct arms-length compensation negotiations.

Furthermore, if the CEO of Ring Energy is unable to meet his performance metrics and needs to be replaced, Directors that have a close relationship with him may put their personal loyalties and relationships ahead of their fiduciary duty to do what is best for all shareholders.

Dr. Kukes also points out that in late October 2020, the Board of Directors of Ring Energy appears to have priced an offering of Ring Energy shares. Individuals who purchased shares in this offering may have been misled by the Board of Directors of Ring Energy that the company intended to close the sale of its Delaware Basin assets.

It appears that shortly after the sale of Ring Energy shares in the offering was completed, Ring Energy announced in a press release dated October 30, 2020 that the sale of the Delaware Basin assets was not going to happen. To the best of Dr. Kukes' knowledge, no one has yet provided written proof that the Board of Directors of Ring Energy intentionally misled the buyers of these shares.  But questions remain.

It is possible that the fact pattern of shares being sold to new shareholders, followed immediately thereafter by a material negative surprise being announced by the company, could provide the basis for a class action lawsuit against the Directors of Ring Energy on behalf of the buyers of those shares. Dr. Kukes does not endorse such a class action lawsuit, but the possibility of such a class action lawsuit may taint the ability of the Ring Energy Board to effectively do its job and serve shareholders.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079

SK Energy LLC	AMERICAN RESOURCES, INC.

Furthermore, even if the buyers of the newly issued Ring Energy shares fail to take action against the Board of Directors of Ring Energy, those shareholders who owned shares prior to the offering may themselves have a serious complaint against the Board of Directors due to its decision to issue new shares that seriously diluted the interests of the existing shareholders.

SK Energy and American Resources call upon each individual shareholder and institutional shareholder of Ring Energy to examine the actions of the Board of Directors with regard to the appointment and compensation of its new CEO, and the sale of Ring Energy shares in October 2020, and to also examine all of the other potential distractions that the Board may face and examine potential serious conflicts of interest that the Board may have.

SK Energy and American Resources also call upon the proxy advisory firms to examine the actions of the Ring Energy Board of Directors. Do such actions suggest a possible violation of fiduciary duty? Do they suggest a potential violation of their duties of care and loyalty? Again, there may be no written proof of violations, but Dr. Kukes is confident that a very detailed reading of the proxy statement and recent facts may lead neutral unbiased observers to conclude that there is ample reason to withhold votes.

SK Energy and American Resources are confident that, after a careful examination of the actions of the Ring Energy Board of Directors, others will conclude that a withhold vote on all directors is warranted.

About SK Energy LLC and Dr. Simon Kukes
SK Energy LLC is an investment company owned by Dr. Simon Kukes, a globally-renowned oil and gas industry executive. Dr. Kukes has held various positions over the years, including as President and CEO of Tyumen Oil Company (TNK) where he was involved in the ~$20 billion merger of TNK and British Petroleum to form TNK-BP in 2003, and as CEO of Hess Corporation’s (NYSE: HES) Samara-Nafta subsidiary, where he was instrumental in the subsidiary’s $2.05 billion sale to Lukoil in 2013. He is also currently the largest shareholder, CEO and director of PEDEVCO Corp. (NYSE MKT: PED), an NYSE-listed oil and gas company active in the Permian and D-J Basins.

About American Resources, Inc.
American Resources, Inc. (“ARI”) is a Houston, Texas based oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies where ARI believes its involvement can add value. ARI strives to maximize value through active management of assets and/or board level participation in its corporate investments.

About Ring Energy, Inc.
Founded in 2012, Ring Energy is a Midland, Texas-based oil and gas exploration, development and production company with current operations in the Permian Basin of West Texas and is recognized as the top producing oil basin in North America.

SOURCE: SK Energy LLC and American Resources, Inc.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079